Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE FISCAL COUNCIL
OF MARCH 26, 2015

DATE, TIME AND PLACE: On March 26, 2015 at 7:30, p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Vilela, Piso Zero in the city and state of São Paulo.

PRESIDENT: Alberto Sozin Furuguem.

QUORUM:  The full number of members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following examination of the Proposal of the Board of Directors with respect to the increase in capital stock through the capitalization of reserves and share bonus, the Councilors resolved to draft the following opinion:

“After examining the proposal of the Board of Directors of this date with respect to the increase in capital stock in the amount of R$ 10,148,000,000.00 (ten billion, one  hundred and forty-eight million reais), increasing  it from R$ 75,000,000,000.00 (seventy-five billion reais) to R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of Revenue Reserves – Statutory Reserves and granting to the stockholders in the form of a bonus of 1 (one) new share for every 10 (ten) shares of the same type held, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. agree with the justification for the proposal, opining favorably that the proposal should be submitted for the approval of the shareholders at the Extraordinary General Meeting to be held on April 29, 2015 at 3:05p.m.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), March 26, 2015. (signed) Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors and José Caruso Cruz Henriques – Alternate Councilor.

São Paulo (SP), March 26, 2015.

MARCELO KOPEL
Investor Relations Officer